UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Amendment”) of ProQR Therapeutics N.V. (the “Company”) amends the Company’s reports on Form 6-K filed with the U.S. Securities and Exchange Commission on August 13, 2026, August 13, 2026, September 9, 2026 and September 23, 2026 (each an “Original Form 6-K”, and as amended the “Form 6-Ks”), solely to incorporate by reference the information contained in each Original Form 6-K, including the exhibits furnished therewith, into the Company’s registration statements on Form F-3 as set forth below.

Except as described above, this Amendment speaks as of the original respective filing date of each Original Form 6-K and does not amend, update or restate any information set forth in any Original Form 6-K or reflect any events that occurred subsequent to the original filing date of any Original Form 6-K.

INCORPORATION BY REFERENCE

The information included in the Form 6-Ks, including the exhibits furnished therewith, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-282419, File No. 333-270943, File No. 333-263166, File No. 333-285767 and File No. 333-297272) (including any prospectuses forming a part of such registration statements) and to be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: October 30, 2026	By:	/s/ Dennis Hom
Dennis Hom
Chief Financial Officer